exhibit 3

Exhibit 3: Balance Sheet

	Ch$ millions		US$ millions (1)
	31-March-06	31-March-05	31-March-06	31-March-05	% Change
ASSETS

Cash & equivalents	89,311	80,369	169.7	152.7	11.1%
Other current assets	160,026	139,963	304.1	266.0	14.3%
Total current assets	249,337	220,333	473.9	418.7	13.2%

PP&E, net	319,856	311,360	607.9	591.7	2.7%
Other assets	81,671	95,749	155.2	182.0	-14.7%

TOTAL ASSETS	650,865	627,442	1,237.0	1,192.4	3.7%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	12,509	47,367	23.8	90.0	-73.6%
Other current liabilities	83,231	77,566	158.2	147.4	7.3%
Total current liabilities	95,740	124,933	182.0	237.4	-23.4%

Long-term debt (2)	136,064	96,364	258.6	183.1	41.2%
Other long-term liabilities	38,024	29,975	72.3	57.0	26.9%
Total long-term liabilities	174,089	126,339	330.9	240.1	37.8%

Minority interest	40,250	40,877	76.5	77.7	-1.5%

Stockholders' equity	340,786	335,292	647.7	637.2	1.6%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	650,865	627,442	1,237.0	1,192.4	3.7%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	89,311	80,369	169.7	152.7	11.1%

Total financial debt	148,574	143,731	282.4	273.2	3.4%

Net debt (3)	59,262	63,362	112.6	120.4	-6.5%

Liquidity ratio	2.60	1.76
Debt / Capitalization	0.28	0.28

(1) Exchange rate: US$1.00 = Ch$526.18
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets

Última actualización 5/8/2006
Por mgili